June 14, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated June 11, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased advise you that we have received and reviewed your letter of June 11, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 11, 2010.

Cover Page

1.

We note that Mr. Beaudette intends to verbally inform each prospective investor that all funds received by him will go directly to the company and not to the selling shareholders. Please disclose how prospective investors who buy shares from the selling shareholders will be informed that their funds will not go to the company, but will be solely for the benefit of the selling shareholders. As Mr. Beaudette is also a selling shareholder, please disclose how shareholders will know where their funds are going. Please provide this disclosure on the cover page and in the plan of distribution.

RESPONSE:

As disclosed, once declared effective the Selling Shareholders will be permitted to sell their shares in the following manner: The Selling Security Holders may use any one or more of the following methods when selling shares: (i) ordinary brokerage transactions and transactions in which the broker-dealer solicits investors; (ii) block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (iii) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (iv) at a fixed price of $0.10 per share until such time as the Company’s common stock is quoted on the OTCBB and thereafter at such prevailing market prices or privately negotiated prices on the OTCBB or other applicable exchange; (v) privately negotiated transactions; (vi) to cover short sales after the date the registration statement of which this Prospectus is a part is declared effective by the Securities and Exchange Commission; (vii) broker-dealers may agree with the Selling Security Holders to sell a specified number of such shares at a stipulated price per share; (viii) a combination of any such methods of sale; and (ix) any other method permitted pursuant to applicable law.

Accordingly, there can be no assurance that any selling shareholder will make representations relating to the shares being bought and sold and the Company is not in a position to monitor private transactions in its stock. However, we have, in an effort to minimize this, added language relating to the dealer prospectus delivery obligations which will ensure that at a minimum any broker-dealer transactions will be pursuant to this Filing and accordingly any prospective investor will be informed of the nature of the offering thereunder.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

Use of Proceeds, page 14

2.

We note your response to our prior comment 5 and reissue the comment in part. Please revise your use of proceeds section to clearly and specifically explain the activities in which the company will engage with the use of proceeds. In particular, discuss the use of the $15,000 for the evaluation of future interests and the effect the money will have in these efforts. In addition, if you do not receive the full $42,000, please explain the priority in which you will allocate the funds. For example, disclose whether you will expend the first $15,000 on business development, then the next $12,000 on legal and accounting.

RESPONSE:

We have revised the Filing to clarify the "Use of Proceeds" to clarify that the Company has the absolute right to use any finds raised thereunder in the operation of the business and that the use of such funds will be made at managements sole discretion based on the then current needs of the Company.

Initial Opportunity, page 19

3.

We note your response to our prior comment 8 and reissue the comment. Specifically, we note the statement in paragraph two of this section indicating that the Nancy Hubbard well is in production. Please indicate the latest date on which you have evidence of production. In the alternative, remove all references to production.

RESPONSE:

We have revised the Filing accordingly.

4.

We reissue prior comment 9 in part. Please disclose the estimated costs of exploring and fracing the wells. In addition, please disclose Nitro Petroleum’s financial condition, including its working capital, total assets and net income/loss as of a most recent date. Provide this disclosure in this section as well as in the prospectus summary section and in the first risk factor on page 9.

RESPONSE:

We have stated in the Filing that our interest in the wells we presently own a percentage of is quite nominal and that we do not expect to achieve profitability from the currently owned wells. Further, we have included language relating to the fact we have no control or influence over Nitro Petroleum, Inc. and that our acquisition of the wells was simply an initial opportunity to enter into the industry with little risk for the Company. Our interest in the wells, as stated in the Filing, is passive and Nitro's current financial condition bears no relation to the continued success of the Company. We will use the funds to seek out and identify potential properties over which we can exert more control.

Exhibits, page II -3

5.

We note that you have provided an opinion regarding the legality of the outstanding shares described in the registration statement. Please provide a legal opinion that also opines on the legality of the 700,000 shares that will be offered pursuant to this registration statement.

RESPONSE:

We have included the requested exhibit.

6.

We note your response to our prior comment 10. Further, we note that your reference to Exhibit 23.2 now states the exhibit contains only the opinion of counsel. Please explain or revise your exhibit table to accurately reflect what is contained in each exhibit.

RESPONSE:

We have revised the Filing accordingly.

In connection with the Company’s responding to the comments set forth in the June 11, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

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